UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
______________________

SCHEDULE TO/A

(Amendment No. 7)
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

______________________

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company (Issuer))

JOS. A. BANK CLOTHIERS, INC. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

 COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer, ESQ.

Senior Vice President – General Counsel

JOS. A. BANK CLOTHIERS, INC.

500 HANOVER PIKE

HAMPSTEAD, MD 21074

(410) 239-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Jeremy D. London, Esq.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

(212) 735-3000

______________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $300.0 million in value of the common stock, par value $0.01 per share of Jos. A. Bank Clothiers, Inc. will be purchased pursuant to the Offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million dollars of the value of the transaction.
[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,640	Filing Party: Jos. A. Bank Clothiers, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 19, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended and supplemented by Amendment No. 1 to Schedule TO, filed with the SEC on February 24, 2014, Amendment No. 2 to Schedule TO, filed with the SEC on February 24, 2014, Amendment No. 3 to Schedule TO, filed with the SEC on February 27, 2014, Amendment No. 4 to the Schedule TO, filed with the SEC on February 28, 2014, Amendment No. 5 to Schedule TO, filed with the SEC on March 3, 2014, and Amendment No. 6 to Schedule TO, field with the SEC on March 5, 2014 (as amended or supplemented, the “Schedule TO”) relating to the offer (the “Offer”) by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), to purchase an aggregate of up to $300.0 million in value of shares of its common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), at a price of $65.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

ITEMS 1 THROUGH 11.

On March 11, 2014, the Company withdrew the Offer and issued a press release in connection therewith. The Company terminated the Offer because the terms and condition of the Offer were not satisfied. The Company terminated the Offer because it has terminated the Purchase Agreement.

A copy of the press release issued by the Company on March 11, 2014 announcing the withdrawal of the Offer is incorporated by reference as Exhibit (a)(5)(I) to the Schedule TO. No Shares were purchased by the Company pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned.

ITEM 12.

Item 12 is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase dated February 19, 2014.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press Release, dated February 19, 2014.
(a)(1)(G)*	Summary Advertisement.
(a)(5)(A)	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on January 13, 2014 (incorporated by reference to the Company’s Schedule 14D-9, filed on January 17, 2014).
(a)(5)(B)	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 4, 2014 (incorporated by reference to the Company’s Amendment No. 4 to Schedule 14D-9/A, filed on February 5, 2014).
(a)(5)(C)	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 21, 2014 (incorporated by reference to the Company’s Amendment No. 8 to Schedule 14D-9/A, filed on February 24, 2014).
(a)(5)(D)	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on January 29, 2014 (incorporated by reference to the Company’s Amendment No. 2 to Schedule 14D-9/A, filed on January 31, 2014).
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(a)(5)(E)	Complaint in The Men’s Wearhouse Inc. v. Robert N. Wildrick et al., filed by The Men’s Wearhouse in the Court of Chancery of the State of Delaware on February 24, 2014 (incorporated by reference to the Company’s Amendment No. 9 to Schedule 14D-9/A, filed on February 24, 2014).
(a)(5)(F)	Press release issued by the Company on February 24, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated February 24, 2014).
(a)(5)(G)	Press release issued by the Company on February 27, 2014 (incorporated by reference to the Company’s Amendment No. 11 to Schedule 14D-9/A, filed on February 27, 2014).
(a)(5)(H)	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on March 4, 2014 (incorporated by reference to the Company’s Amendment No. 13 to Schedule 14D-9/A, filed on March 5, 2014).
(a)(5)(I)	Joint press release issued by the Company and The Men’s Wearhouse, Inc. on March 11, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated March 11, 2014).
(b)	Not Applicable.
(d)(1)	Rights Agreement, dated as of September 6, 2007, including Exhibit B thereto (the form of Right Certificate) (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 6, 2007).
(d)(2)	Amendment No. 1 to Rights Agreement, dated as of January 3, 2014, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to the Company’s Current Report on Form 8-K, dated January 3, 2014).
(d)(3)	Amendment No. 2 to Rights Agreement, dated as of February 13, 2014, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(d)(4)	1994 Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 filed May 3, 1994).
(d)(5)	Amendments, dated as of October 6, 1997, to Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(d)(6)	Summary of 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(d)(7)	2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).
(d)(8)	Form of stock option agreement under the 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated April 7, 2005).
(d)(9)	Jos. A. Bank Clothiers, Inc. Executive Management Incentive Plan (as amended) (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 18, 2009).
(d)(10)	Amendment to Jos. A. Bank Clothiers, Inc. Executive Management Incentive Plan. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(d)(11)	Jos. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(d)(12)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(d)(13)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between JoS. A. Bank Clothiers, Inc. and R. Neal Black (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
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(d)(14)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(d)(15)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(d)(16)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(d)(17)	Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan – Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(d)(18)	Membership Interest Purchase Agreement, dated as of February 13, 2014, by and among Everest Topco LLC, Everest Holdings LLC and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(d)(19)	Standstill and Stockholder Agreement, dated as of February 13, 2014, by and between the Company and Everest Topco LLC (incorporated by reference to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(g)	Not applicable.
(h)	Not applicable.

______

* Previously Filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2014

JOS A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name: Charles D. Frazer Title: Senior Vice President – General Counsel

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